EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2010	2009	2008	2007	2006

Profit	$278	$259	$385	$494	$473

Add:
Provision for income taxes	40	45	120	234	215

Deduct:
Partnership income	-	-	(3)	(7)	(4)

Profit before income taxes and partnership income	$318	$304	$502	$721	$684

Fixed charges:
Interest expense	$917	$1,048	$1,159	$1,132	$1,029
Rentals at computed interest*	6	5	6	5	6

Total fixed charges	$923	$1,053	$1,165	$1,137	$1,035

Profit before income taxes plus fixed charges	$1,241	$1,357	$1,667	$1,858	$1,719

Ratio of profit before income taxes plus fixed charges to fixed charges	1.34	1.29	1.43	1.63	1.66

*Those portions of rent expense that are representative of interest cost.